Exhibit (a)(17)

May 20, 2010

Dear Fellow Stockholders:

On May 16, 2010, OSI Pharmaceuticals, Inc. (“OSI” or the “Company”) entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Astellas Pharma Inc. (“Astellas”), Astellas US Holding, Inc., a wholly owned subsidiary of Astellas (“Parent”) and Ruby Acquisition, Inc., a wholly owned subsidiary of Holding (“Purchaser”).

Pursuant to the Merger Agreement, Astellas has amended its offer to purchase your shares of OSI common stock (the “Revised Offer”), to increase the offer to $57.50 net per share in cash (the “Revised Offer Price”), a premium of more than 55% over our closing stock price of $37.02 on February 26, 2010, the day before Astellas announced its initial offer. Unless extended, the Revised Offer is scheduled to expire at midnight on June 2, 2010. Following successful completion of the Revised Offer, which is subject to customary conditions, including that a majority of the Company’s outstanding shares of common stock are tendered in the Revised Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and a wholly-owned subsidiary of Parent. In the Merger, the shares of the Company’s common stock that were not acquired in the Revised Offer will be converted into the right to receive the same price per share in cash paid in the Revised Offer.

As set forth in the enclosed Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Amended Schedule 14D-9”), your Board of Directors has reviewed the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, with the assistance of the Company’s management and legal and financial advisors, and, after careful consideration, the OSI Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable and in the best interests of OSI stockholders, and has resolved to recommend that the Company’s stockholders ACCEPT the Revised Offer and TENDER their shares of common stock pursuant to the Revised Offer, and if required, vote FOR adoption of the Merger Agreement.

In addition to the Amended Schedule 14D-9 that accompanies this letter, also enclosed is Astellas’ Amendment No. 12 to the Schedule TO and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed Amended Schedule 14D-9, Amended Offer to Purchase and other materials carefully, so you will be fully informed before you make your decision. If you have questions or need assistance, please call our information agent, MacKenzie Partners, Inc., by calling 800-322-2885 toll free or by calling 212-929-5500 or by emailing osipharma@mackenziepartners.com.

Thank you for your continued support.

Sincerely,

Robert A. Ingram Chairman of the Board OSI Pharmaceuticals	Colin Goddard, Ph.D. Chief Executive Officer OSI Pharmaceuticals